EXHIBIT 99.1

PyroGenesis to Present at the SNN Network Summer Virtual Event on Wednesday, August 18, 2021

MONTREAL, Aug. 10, 2021 (GLOBE NEWSWIRE) -- PyroGenesis Canada Inc. (http://pyrogenesis.com) (TSX: PYR) (NASDAQ: PYR) (FRA: 8PY), a high-tech company (hereinafter referred to as the “Company” or “PyroGenesis”), that designs, develops, manufactures and commercializes advanced plasma processes and sustainable solutions which reduce greenhouse gases (GHG), today announced that it will be presenting at the SNN Network Summer Virtual Event 2021 on Wednesday, August 18th at 10:30am ET.

P. Peter Pascali, CEO and Chair of PyroGenesis, will be hosting the presentation and answering questions from investors.

To access the live presentation, please use the following information:

SNN Network Summer Virtual Event 2021
Date: Wednesday, August 18, 2021
Time: 10:30 AM Eastern Time
Webcast: https://www.webcaster4.com/Webcast/Page/2750/42270

If you would like to book 1x1 investor meetings with PyroGenesis, and to watch PyroGenesis’ presentation, please make sure you are registered for the virtual event here: https://conference.snn.network/signup.

If you can’t make the live presentation, all company presentations “webcasts” will be available directly on the conference event platform on this link under the tab “Agenda”: https://conference.snn.network/agenda

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If you would like to attend the SNN Network Summer Virtual Event 2021, please register here: https://conference.snn.network/signup

About PyroGenesis Canada Inc.

PyroGenesis Canada Inc., a high-tech company, is a leader in the design, development, manufacture and commercialization of advanced plasma processes and sustainable solutions which reduce greenhouse gases (GHG), and are economically attractive alternatives to conventional “dirty” processes. PyroGenesis has created proprietary, patented and advanced plasma technologies that are being vetted and adopted by multiple multibillion dollar industry leaders in four massive markets: iron ore pelletization, aluminum, waste management, and additive manufacturing. With a team of experienced engineers, scientists and technicians working out of its Montreal office, and its 3,800 m2 and 2,940 m2 manufacturing facilities, PyroGenesis maintains its competitive advantage by remaining at the forefront of technology development and commercialization. The operations are ISO 9001:2015 and AS9100D certified, having been ISO certified since 1997. For more information, please visit: www.pyrogenesis.com.

This press release contains certain forward-looking statements, including, without limitation, statements containing the words "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect", "in the process" and other similar expressions which constitute "forward looking information" within the meaning of applicable securities laws. Forward-looking statements reflect the Corporation's current expectation and assumptions and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. These forward-looking statements involve risks and uncertainties including, but not limited to, our expectations regarding the acceptance of our products by the market, our strategy to develop new products and enhance the capabilities of existing products, our strategy with respect to research and development, the impact of competitive products and pricing, new product development, and uncertainties related to the regulatory approval process. Such statements reflect the current views of the Corporation with respect to future events and are subject to certain risks and uncertainties and other risks detailed from time-to-time in the Corporation's ongoing filings with the securities regulatory authorities, which filings can be found at www.sedar.com, or at www.sec.gov. Actual results, events, and performance may differ materially. Readers are cautioned not to place undue reliance on these forward-looking statements. The Corporation undertakes no obligation to publicly update or revise any forward-looking statements either as a result of new information, future events or otherwise, except as required by applicable securities laws. Neither the Toronto Stock Exchange, its Regulation Services Provider (as that term is defined in the policies of the Toronto Stock Exchange) nor the NASDAQ Stock Market, LLC accepts responsibility for the adequacy or accuracy of this press release.

SOURCE PyroGenesis Canada Inc.

For further information please contact:
Rodayna Kafal, Vice President, IR/Comms. and Strategic BD
Phone: (514) 937-0002, E-mail: ir@pyrogenesis.com